Exhibit 99.2

TRILLION ENERGY INTERNATIONAL ANNOUNCES SEPTEMBER 8TH AS URANUS RIG DEPARTURE DATE

The Uranus Rig is nearing the end of its preventative maintenance before mobilization

September 6, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) provides an update on the status of the Uranus Rig mobilization to the SASB gas field. The Uranus Rig is slated to depart for SASB on September 8th and to arrive on September 11th. A detailed daily schedule is as follows:

●	September 5 – NDT (Non-Destructive Testing) operations in ballast Tank #2
●	September 6 – Estimated completion of welding operations in ballast Tank #1, start NDT and painting
●	September 8 – Rig departure date
●	September 9 – PSU Altair ship arrives for loading of all equipment and materials from shore base to Akcakoca offshore platform
●	September 11 – Rig arrives at SASB

Arthur Halleran CEO stated:

“As investors have been eagerly anticipating and requesting daily updates on the rig mobilization for our drilling program; I have been personally keeping on top of the rig status on a daily basis. I am confident the September 8th departure date will allow us the time to have the necessary rig repairs identified and completed.”

“As Trillion is now able to sell its natural gas production for US$30.68/mcf; and with the news today of Russia shutting off all natural gas supply from the Nord-Stream pipeline until sanctions are lifted, we expect further upward price pressure on natural gas to occur over the winter.”

“With the drilling rig arriving September 11th, the first new gas production is expected around the end of October, 2022 which will capture the high gas prices.”

The Company’s multi-well development program initially includes seven natural gas production wells set to come online during a time when acute natural gas shortages are menacing Europe and Turkey. Natural gas prices continue to spike, breaking historical records; the prospect of a cold winter looms with the worst shortages expected yet to come.

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.